

January 24, 2007

Mail Stop 4561

By U.S. Mail and Facsimile (604) 669-8803

Mr. Roger Gordon
President
Pure Pharmaceuticals Corporation
Post Office Box 55
1595 Stone Mill Park
Bellona, New York 14415

> Re: **Pure Pharmaceuticals Corporation**
> **Amendment Number One to Registration Statement on Form SB-2**
> **Filed on December 28, 2006**
> **File Number 333-134659**

Dear Mr. Gordon:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   You disclose that Roger Gordon owns almost 30% of the stock of the company. Please revise your disclosure in accordance with Item 407 of Regulation S-K as it appears that Mr. Gordon as a director is not independent.

2.   Your next response letter should make the acknowledgements referred to in the closing summary below.

Summary, page 4

3. We note your response to comment number 8. Please revise to provide a time period, such as a range of years, to disclose to investors how soon you foresee your first product going into production.

Risk Factors, page 6

4. We note your response to comment number 14; however, we see that the language, "there can be no assurance that," still remains on page 10 and elsewhere. Please revise to remove such language.

5. We note your response to comment number 15. Please expand this risk factor to explain more fully the risks related to dilution.

The manufacturers of identified MFAs will be located overseas. Disruptions or delays..., page 6

6. We note your response to comment number 21. Please revise to disclose the quantitative costs of outsourcing, or direct us to where you have discussed these.

Description of Business, page 21

7. We note your response to comment number 35. Please revise to disclose a list of milestones, the source of funds and the timing of the steps referred to in the comment, or direct us to where you specifically have discussed these.

Plan of Operation, page 34

8. We note your response to prior comment number 46. Please revise to include your response in the Form SB-2.

Legal Opinion

9. Revise to file another legal opinion as the opinion originally filed indicates 12.6 million shares, not the current offering of 6.6 million shares.

Consolidated Financial Statements
General

10. Please note the updating requirements of Item 310 of Regulation S-B. Alternatively, if your interim financial statements as of and for the three month period ended December 31, 2006 are not available before the date your registration statement is declared effective, please revise your MD&A to include a recent developments section describing your most

recent interim results of operations and any significant transactions since September 30, 2006.

11. Include an updated consent of the independent auditors in the pre-effective amendment.

Note 7. Restatement, page 51

12. We note your response to our prior comment 59 and your revised disclosures on page 51. It is unclear to us how your adjustment for foreign current translation losses could result in both a reduction of general and administrative expenses and an increase to accumulated other comprehensive losses in offsetting amounts. We note your disclosure on page 45 that gains and losses arising on translation are included as a separate component of stockholders' equity while foreign currency transaction gains or losses are included in net loss. Please revise your filing to further clarify the nature of your restatement and what each adjustment represents.

13. As a related matter, we note your disclosures on page 47 that as of September 30, 2006, the company had no items that represented a comprehensive loss and therefore has not included a schedule of comprehensive loss in the financial statements. Based on your Statement of Stockholders' Equity on page 43, it appears that you had foreign currency translation gains during the year ended September 30, 2006 and therefore, a schedule of comprehensive income/loss would have been appropriate. Please revise your filing accordingly to correct this discrepancy.

*   *   *

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

You may contact Lisa Haynes, Staff Accountant, at (202) 551-3424 or John P. Nolan, Accounting Branch Chief, at (202) 551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact Timothy Geishecker at (202) 551-3422 or me at (202) 551-3434 with any other questions.

Sincerely,



Michael Clampitt
Senior Attorney

cc: Stewart L. Muglich, Esq.
        Sangra, Moller LLP
        1000 Cathedral Place
        925 West Georgia Street
        Vancouver, BC V6C 3L2
        CANADA